SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Vast Renewables Limited
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

Q9379E105
(CUSIP Number)

Anthony G. Petrello

515 West Greens Road, Suite 1200

Houston, TX 77067

(281) 775-4890

with a copy to:

Alyan Haidery
Nabors Corporate Services, Inc.
515 W. Greens Road, Suite 1200
Houston, TX 77067-4525
(281) 775-4890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony G. Petrello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,151
	8	SHARED VOTING POWER 2,499,000 Ordinary Shares (as defined below) (1)
	9	SOLE DISPOSITIVE POWER 800,151
	10	SHARED DISPOSITIVE POWER 2,499,000 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,299,151 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.38% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Inclusive of warrants to purchase 2,500,000 Ordinary Shares exercisable within 60 days of the date of this Schedule 13D.

(2)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 2,500,000 Ordinary Shares.

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Remington SPAC W, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 Ordinary Shares (4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000 Ordinary Shares (4)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.000031% (5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(4)	Inclusive of warrants to purchase 1,000 Ordinary Shares exercisable within 60 days of the date of this Schedule 13D. Reporting person disclaims beneficial ownership of warrants to purchase 800,000 Ordinary Shares, such warrants being owned by third parties.

(5)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 2,500,000 Ordinary Shares.

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cynthia A. Petrello Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,499,000 Ordinary Shares (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,499,000 Ordinary Shares (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,499,000 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.86% (7)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(6)	Inclusive of warrants to purchase 2,499,000 Ordinary Shares exercisable within 60 days of the date of this Schedule 13D.

(7)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 2,500,000 Ordinary Shares.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (“Ordinary Shares”), of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”). The Issuer’s principal executive offices are located at 226-230 Liverpool Street, Darlinghurst, NSW 2010, Australia.

The Reporting Persons (as defined below) beneficially own an aggregate of 3,299,151 Ordinary Shares (the “Subject Shares”), consisting of 799,151 Ordinary Shares and warrants to acquire 2,500,000 Ordinary Shares exercisable within 60 days. The Subject Shares represent approximately 10.38% of the issued and outstanding Issuer’s Ordinary Shares (calculated in accordance with Regulation 13D), outstanding as of December 22, 2023, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on December 22, 2023.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by the following persons:

(i)	Anthony G. Petrello, an individual residing in Texas (“Petrello”);

(ii)	Remington SPAC W, LLC, a Texas limited liability company (“Remington”); and

(iii)	Cynthia A. Petrello Revocable Trust, a Texas trust (the “Petrello Trust”). Petrello is the co-trustee and his wife is a beneficiary of the Petrello Trust.

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Persons is 515 West Greens Road, Suite 1200, Houston, TX 77067.

(c) Principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted:

(i)	Petrello’s principal occupation is to serve as the Chairman, President and Chief Executive Officer of Nabors Industries Ltd (“NIL”).

(ii)	Remington’s principal business is passive investments.

(iii)	Not applicable for the Petrello Trust.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	Petrello: USA

(ii)	Remington: USA

(iii)	Petrello Trust: USA

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the Subject Shares as a result of the closing, on December 18, 2023, of the business combination pursuant to that certain Business Combination Agreement, dated as of February 14, 2023, as amended as of October 19, 2023 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), by and among the Issuer, Nabors Energy Transition Corp., a Delaware corporation (“NETC”), Neptune Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of the Issuer (“Merger Sub”), Nabors Energy Transition Sponsor LLC, a Delaware limited liability company (the “NETC Sponsor”), and NIL. In the Business Combination, among other things, Merger Sub merged with and into NETC, with NETC continuing as the surviving corporation and a wholly owned direct subsidiary of the Issuer.

Prior to the signing of the Business Combination Agreement, Petrello and Petrello Trust acquired 799,181 shares of NETC Class F common stock using personal funds and acquired warrants to purchase 800,000 shares of NETC Class F common stock.

On December 14, 2023, NETC Sponsor and its members completed certain distributions and other transfers of shares of NETC Class F common stock. Immediately prior to the Business Combination, the Reporting Persons held 799,181 shares of NETC Class F common stock. At the effective time of the Business Combination, among other things, the shares of NETC Class F Common Stock held by the Reporting Persons immediately prior to the effective time were collectively exchanged for validly issued and fully paid Ordinary Shares.

Additionally, at the effective time of the Business Combination, each NETC Warrant then outstanding and unexercised automatically, without any action on the part of its holder, converted into a warrant to acquire Ordinary Shares (each such warrant issued under the Private Warrant Agreement, a “Vast Private Warrant”). As a result of the foregoing, the Reporting Persons became the collective owners of 2,500,000 Vast Private Warrants.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Petrello is the Chairman, President and Chief Executive Officer of NIL. NIL holds Ordinary Shares and is a party to various arrangements with the Issuer, including certain services and development agreements. In his capacity as Chairman, President and Chief Executive Officer of NIL, Petrello may make decisions on behalf of NIL as it relates to NIL’s investment in and relationship with the Issuer. Petrello disclaims beneficial ownership of any securities held directly by NIL and its subsidiaries, including Nabors Lux 2 S.a.r.l (“Nabors Lux”).

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes. Notwithstanding the above, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

The executive officers and directors of each Reporting Person (as applicable) are listed hereto in Annex A.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b) Information about the number and percentage of Ordinary Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) Except as described in Item 3 to this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.

(d) No one other than the Reporting Persons and their beneficial owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in each of Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Petrello and the Petrello Trust are parties to that certain Shareholder and Registration Rights Agreement, dated December 18, 2023, with the Issuer and the other parties thereto (the “Shareholders Agreement”), pursuant to which, among other things, Petrello and the Petrello Trust are subject to a lock-up period of six months following the Business Combination during which they are prohibited from selling, contracting to sell, pledging, granting any option to purchase, making any short sale, or otherwise disposing of any Ordinary Shares (subject to certain customary exceptions). Pursuant to the Shareholders Agreement, the Issuer is also obligated to file a registration statement to register the resale of certain securities of the Issuer held by Petrello and the Petrello Trust. The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement which is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Shareholder and Registration Rights Agreement, dated December 18, 2023, by and among the Issuer and the holders party thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024

/s/ ANTHONY G. PETRELLO
ANTHONY G. PETRELLO

REMINGTON SPAC W, LLC

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	Manager

CYNTHIA A. PETRELLO REVOCABLE TRUST

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	Co-Trustee

Annex A

Reporting Person	Directors and Executive Officers

Anthony G Petrello:	None

Remington SPAC W, LLC	Anthony G. Petrello – Manager

Cynthia A. Petrello Revocable Trust	Anthony G. Petrello – Co-Trustee
Cynthia A. Petrello – Co-Trustee